UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 23, 2011

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐      No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens Aktiengesellschaft

Berlin and Munich

Berlin and Munich,

December 2011

Addendum to the Agenda

(upon request of the “Verein von Belegschaftsaktionären in der Siemens AG, e.V. München”)

of the Annual Shareholders’ Meeting of Siemens AG

to be held on Tuesday, January 24, 2012 at 10:00 a.m. CET, at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany.

Dear Shareholders:

Pursuant to Section 122 (2) of the German Stock Corporation Act (AktG), the “Verein von Belegschaftsaktionären in der Siemens AG, e.V. München” whose shares, together with the shares of shareholders who duly authorized it in this respect, amount to a proportionate ownership of at least €500,000 in the capital stock has requested that the following item be placed on the Agenda for consideration at the Annual Shareholders’ Meeting of Siemens AG, Berlin and Munich, to be held on January 24, 2012 and that such item be published.

Therefore, the Agenda is hereby supplemented by the following Agenda Item 6, with the former Agenda Items 1 through 5 being retained:

Upon request of the “Verein von Belegschaftsaktionären in der Siemens AG, e.V. München”:

6. Amendment to the Articles of Association of Siemens AG

The “Verein von Belegschaftsaktionären in der Siemens AG, e.V.” (Association of Employee Shareholders of Siemens AG) supports the goal of the Bundestag and the German government to achieve a sustainable increase in the percentage of supervisory board positions held by women. For this reason, the Association takes up the proposal of the Federal Minister for Family Affairs for companies to set, of their own accord, a women’s quota that takes into account each company’s respective starting point and the conditions in which it operates.

This complies with the current German Corporate Governance Code, one of the goals of which is to achieve appropriate participation of women on supervisory boards.

As regards the size of the quota, the following motion makes reference to the figures currently mentioned in the public debate on this topic.

The “Verein von Belegschaftsaktionären in der Siemens AG e.V.” therefore proposes as follows:

That Section 11 (1) of the Articles of Association of Siemens AG be amended to include the following sentence:

“In respect of elections of shareholder representatives to the Supervisory Board, at least 30% of those elected shall be women as from 2013 and at least 40% as from 2018.”

That Section 11 (3) of the Articles of Association of Siemens AG be amended to include the following sentence:

“To the extent that substitute representatives are elected to replace some or all of shareholder representatives on the Supervisory Board, at least 30% of those elected shall be women as from 2013 and at least 40% as from 2018.”

Position of the Management of Siemens AG on the motion submitted by the “Verein von Belegschaftsaktionären in der Siemens AG, e.V. München”

The Supervisory Board and the Managing Board recommend to vote against the motion on Item 6 of the Agenda.

In light of Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board resolved in fiscal year 2010, among other things, to pay particular attention in its election proposals to the appropriate participation of women. Qualified women shall already be included in the initial process of selecting potential candidates for new elections or for the filling of Supervisory Board positions that have become vacant and shall be considered, as appropriate, in nominations. Further, the Supervisory Board’s goal for the next Supervisory Board election in 2013 is, at the minimum, to maintain or, if possible, to increase the number of women among its members from a current four. It is also intended that a woman join the Nominating Committee following this Supervisory Board election.

The Bylaws of the Supervisory Board also contain requirements for the appropriate participation of women in proposals for elections of shareholder representatives to the Supervisory Board by the Annual Shareholders’ Meeting.

In our view, it is not necessary to include a quota regulation in the Articles of Association of Siemens AG. The goals agreed by the Supervisory Board serve to promote the appropriate participation of women and, at the same time, protect the freedom of choice of the Annual Shareholders’ Meeting. If a quota regulation were to be added to the Articles of Association, this would give rise to legal uncertainty in respect of the election of Supervisory Board members by the Annual Shareholders’ Meeting, since the legal admissibility of such regulations is subject to dispute.

Siemens takes the topic of diversity very seriously and already has two women on its Managing Board. What is more, Siemens has set specific targets for the promotion of women to management levels below the Managing Board.

The supplementary motion has been submitted for publication to those media which may be presumed to distribute the information throughout the European Union. The motion is also available on the Internet at www.siemens.com/agm.

By order of the Managing Board

Siemens Aktiengesellschaft

This version of the Addendum to the Agenda of the Annual Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 23, 2011	/s/ DR. WERNER SCHICK
	Name:	Dr. Werner Schick
	Title:	Chief Counsel - Corporate/Capital Markets

/s/ DR. TANJA KOEHLER
	Name:	Dr. Tanja Koehler
	Title:	Senior Legal Counsel